Room 4561

November 16, 2006

John G. Lettko
Chief Executive Officer
ProxyMed, Inc.
1854 Shackleford Court, Suite 200
Norcross, GA 30093q

> **Re:** **ProxyMed, Inc.**
> **Form 10-K For the Year Ended December 31, 2005**
> **Forms 10-Q For the Quarters Ended March 31, June 30 and**
>   **September 30, 2006**
> **Forms 8-K Filed on May 9, August 9 and November 8, 2006**
> **File No. 0-22052**

Dear Mr. Lettko,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-5

1. The line item "Depreciation and amortization" appears to include all depreciation and amortization expense. Tell us the amounts of depreciation and amortization included in this amount that relate to products and services provided to customers. In this regard, indicate whether any amounts included in the impairment charge recognized for impaired assets relates to cost of revenues (e.g., provider network intangible asset). If so, tell us the consideration given to presenting this charge as part of cost of revenues.

Notes to Consolidated Financial Statements

Note 21 – Quarterly Financial Data, page F-37

2. Tell us how your presentation of quarterly financial data meets the requirements of Item 302(A)(1) of Regulation S-K, specifically the requirement to present an amount of gross profit for each period. We refer you to SAB Topic 6 (G)(1)(a) Question 3.

Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2006

Certifications

3. We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Forms 8-K filed on May 9, August 9 and November 8, 2006

4. We note that in your May 9, 2006 press release you present a reconciliation between EBITDA and operating loss. Tell us how you considered the guidance in Question 15 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* in determining that that this presentation complied with Regulation G and Item 10(e) of Regulation S-K. Refer also to your response to comment 9 in your November 4, 2004 correspondence to the Staff.

5. We note that you believe your presentation of EBITDA is useful to investors because it provides a basis for measuring your operating performance, capital resources and cash flow and that you have presented a reconciliation of EBITDA to net loss. Your reconciliation to net loss suggests that you intend EBITDA to be used as a performance measure. Because you also appear to be using EBITDA as a liquidity measure, tell us what consideration has been given to presenting a reconciliation to a GAAP liquidity measure.

6. In your press release of November 8, 2006 we note that you exclude the impact of an impairment recorded in 2005 from your computation of EBITDA. Tell us how you determined that your presentation of EBITDA in this manner is appropriate based on the guidance in Question 14 of the FAQ.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting